

Mail Stop 4631

February 19, 2016

Via e-mail
E. Thomas Layton
Chief Executive Officer and Chairman
ZEC, Inc.
1002 North Central Expressway, Suite 495
Richardson, Texas 75080

> **Re:** **ZEC, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed February 8, 2016**
> **File No. 000-55554**

Dear Mr. Layton:

We have reviewed your filing and have the following comments.

Description of Business

1. You continue to state in the risk factors that your business is materially impacted by government regulations, including those of the EPA. Please revise to discuss the government regulations that may affect your business. Please refer to Item 101(h)(4)(ix) of Regulation S-K, and comment 3 of our letter dated January 21, 2016.

Sales Strategy

2. Please clarify the manner in which you are working with research and development staff at the EPA, DHS and US Navy. Please clarify what arrangements, if any, you have with the staff at these agencies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

1) Liquidity

3. We note your response to comment five from our comment letter dated January 21, 2016. Please expand your discussion to provide a detailed cash flow discussion for the twelve month period following the date of the latest balance sheet presented. This discussion should include your plan of operations for the twelve month period including how much cash you will need to sustain operations and further implement your business plan. Please also discuss the specific operating plans you want to fund during this period.

Recent Sales of Unregistered Securities

4. Please revise to name the ten individuals, including Konstantin Zecevic, who received 1,000,000 restricted shares on March 6, 2014. Please refer to Item 701(b) of Regulation S-K, and comment 11 of our letter dated January 21, 2016.

Exhibit 2.1

5. Exhibit 2.1 has not changed from your last amendment, and continues to be a proposed plan of reorganization. There is no indication that this plan was adopted. We re-issue comment 17 of our letter dated January 21, 2016. Please file a copy of the final plan of reorganization as Exhibit 2.1.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Pamela Long

for Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction